Revisions to the Notes to the Audited Consolidated Financial Statements

On April 26, 2012, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed its revisions to a table in Note 21(2) of the notes to its audited consolidated financial statements for the years ended December 31, 2010 and 2011, which was previously disclosed by Woori Finance Holdings on Form 6-K on March 30, 2012.

1.	Revised report: Audited consolidated financial statements for the years ended December 31, 2010 and 2011.

2.	Reason for revision: Reclassification of certain debentures from “ordinary bonds” to “subordinated bonds” and restatement of applicable interest rates in Note 21(2) of the notes to the audited consolidated financial statements for the years ended December 31, 2010 and 2011.

3.	Details of Revisions:

21. Borrowings and Debentures

(2) Debentures are as follows (Unit: Korean Won in millions)

<Before Revision>

	December 31, 2011		December 31, 2010		January 1, 2010
	Interest rate (%)	Amount	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.5~10.5	21,757,317	0.6~10.1	27,304,599	1.6~9.4	30,635,763
Subordinated bonds	5.9~7.6	7,316,553	5.1~10.3	1,639,927	4.5~11.5	1,680,968
Other bonds	-	244,892	-	215,137	-	312,501

Sub-total		29,318,762		29,159,663		32,629,232

Discounts on bond		(52,929)		(49,023)		(55,253)

Total		29,265,833		29,110,640		32,573,979

<After Revision>

	December 31, 2011		December 31, 2010		January 1, 2010
	Interest rate (%)	Amount	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.5~10.5	21,757,317	0.6~10.5	24,006,420	0.5~10.5	26,497,762
Subordinated bonds	4.5~10.3	7,316,553	5.1~10.3	4,938,106	5.0~10.3	5,818,969
Other bonds	-	244,892	-	215,137	-	312,501

Sub-total		29,318,762		29,159,663		32,629,232

Discounts on bond		(52,929)		(49,023)		(55,253)

Total		29,265,833		29,110,640		32,573,979